Exhibit 99.1

November 16, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that on November 15, 2016, the Board of Directors of our main subsidiary, Banco de Galicia y Buenos Aires S.A., resolved to appoint Mrs. Teresa del Carmen Piraino as Regulatory Compliance Officer, replacing Mr. Carlos Dieta.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.